UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2000                      SEC FILE NUMBER 001-09418
                                                      CUSIP NUMBER 232456 20 2
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended: March 31, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information

         Full Name of Registrant                   CyberAmerica Corporation

         Former Name if Applicable                          N/A
                                                            ---

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company recently upgraded its accounting software. As a result, all data from prior years needed to be reentered. Consequently, the Company may not be able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                        Richard D. Surber    President       (801) 575-8073
                        --------------------------------------------------------
                        (Name)                (Title)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                (X) Yes  ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Cyber America is experiencing a fundamental increase in results of operations. The increase over the same period the previous year is anticipated to exceed 400%. Net results from operations before minority interest are expected to be between $1.3 million and $1.45 million for the quarter as compared to $323,327 for the same period the previous year. The increase is due to increases in consulting revenue and gains on sale of securities. Although expenses have increased, the rate has been much lower than revenues. Many of the changes are for similar reasons as those discussed in the 10K annual report recently filed.

                           Due to the changes in accounting software and the process of consolidation of all subsidiary companies, the exact changes cannot be discussed in detail until fully completed and reviewed by independent auditors. It is anticipated that the final filing of the 10Q will be completed as required.


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                            CyberAmerica Corporation
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 2000                        By:     /s/ Richard D. Surber
      ---------------------                    --------------------------
                                            Name: Richard D. Surber
                                            Title:    President